William J. Bruno

202-624-2511

wbruno@crowell.com

May 22, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Eranga Dias

Re:	Rekor Systems, Inc.

Registration Statement on Form S-3

Filed February 27, 2024

File No. 333-277393

Dear Mr. Dias:

Set forth below is a response to the comment which was provided by the Commission’s Staff to Rekor Systems, Inc. (“Rekor” or the “Company”) by your letter dated March 5, 2024 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement on Form S-3”).

For your convenience in reviewing, your comment is included in italics immediately followed by the Company’s response.

Registration Statement on Form S-3 Filed February 27, 2024

General

1.

We note that your company incurred net losses in fiscal years 2021 and 2022. Please update your financial statements and related financial information in accordance with Item 8-08(b) of Regulation S-X. Please note that you will be required to include your audited financial statements or file and incorporate by reference your annual report for fiscal year ended December 31, 2023, before we will accelerate the effective date of this registration statement.

The Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) on March 25, 2024. We have incorporated the Form 10-K by reference into Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-274524).

*  *  *

If you have any questions regarding the matters discussed above, please telephone the undersigned at 202-624-2511.

Sincerely,

/s/ William J. Bruno

William J. Bruno

Partner, Crowell & Moring LLP

Enclosures

cc:	Eyal Hen, Chief Financial Officer, Rekor Systems, Inc.

Eranga Dias, SEC

Geoffrey Kruczek, SEC